SEC 1746
(11-02)
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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

____________________
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 2)*
____________________

FCCC, Inc.
(Name of Issuer)

Common Stock, No Par Value
(Title of Class of Securities)

30246C104
(CUSIP Number)

Martin Cohen, 27 East 65th Street, Apt. 11A,
New York, NY 10021
(212) 744-8537
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 11, 2003
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on
Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 30246C104
1.
Names of Reporting Persons. I.R.S. Identification Nos.
of above persons (entities only).

Walter P. Carucci - Social Security # ###-##-####
Carucci Family Partners - IRS # 11-3146675
Carr Securities Corp. - IRS #11-2003950
2.
Check the Appropriate Box if a Member of a Group (See
Instructions)

(a) [  ]

(b) [  ]

3.
SEC Use Only
...................................................................
...................................................................
......

4.
Source of Funds (See Instructions)      N/A

5.
Check if Disclosure of Legal Proceedings Is Required Pursuant to
Items 2(d) or 2(e) ..................................

6.
Citizenship or Place of Organization
Walter P. Carucci - US Citizen; Carucci Family Partners - State of New York; Carr Securities Corp. - State of New York

Number of Shares Beneficially Owned by Each Reporting Person With
Sole Voting Power

7.
___________Walter P. Carucci - 5,000
___________Carucci Family Partners - 62,800
___________Carr Securities Corp. - 500
_____________________________________________________________

8.
Shared Voting Power     -0-
__________________________________________________________________

9.
Sole Dispositive Power

__________Walter P. Carucci - 5,000
__________Carucci Family Partners - 62,800
__________Carr Securities Corp. -500
_____________________________________________________________

10.
Shared Dispositive Power     -0-

11.
Aggregate Amount Beneficially Owned by Each Reporting Person
Walter P. Carucci - 68,300
Carucci Family Partners - 62,800
Carr Securities Corp. - 500

12.
Check if the Aggregate Amount in Row (11) Excludes Certain Shares
(See Instructions) ..........

13.
Percent of Class Represented by Amount in Row (11)
Walter P. Carucci - 4.80%
Carucci Family Partners - 4.41%
Carr Securities Corp. - 0.04%

14.
Type of Reporting Person (See Instructions)
Walter P. Carucci - IN
Carucci Family Partners - PN
Carr Securities Corp. - C

Amendment No. 2 to Schedule 13D
Reference is hereby made to the statement of Schedule 13D originally filed with the Securities and Exchange Commission on April 18, 2001, and amended on September 9, 2002. Terms defined in the Schedule 13D, as previously amended, are used herein as so defined.

The Schedule 13D is hereby amended as follows:

Item 1.

Security and Issuer
This statement relates to the Common Stock, no par value, of FCCC, Inc.
(formerly The First Connecticut Capital Corporation),
200 Connecticut Avenue - 5th Floor, Norwalk, Connecticut 06854.

Item 5.

Interest in Securities of the Issuer

(a)
Walter P. Carucci may be deemed to be the beneficial
owner of an aggregate of 68,300 shares of Common Stock.
Carucci Family Partners beneficially owns 62,800 shares
of Common Stock.  Carr Securities Corp. beneficially
owns 500 shares of Common Stock.   According to the
Issuer's Form 10KSB dated May 29, 2003, as of the consummation of the transactions on July 11, 2003, the Issuer would have a total of 1,423,382 shares of Common
Stock outstanding. Accordingly, (i) Walter P. Carucci may be deemed to be the beneficial owner of 4.80% of the total shares of Common Stock outstanding, (ii) Carucci
Family Partners beneficially owns 4.41% of the total shares of Common Stock outstanding, and (iii) Carr
Securities Corp. beneficially owns 0.04% of the total shares of Common Stock outstanding.

(b)
Walter P. Carucci has sole voting and dispositive power with respect to 5,000 shares of Common Stock. Carucci
Family Partners has sole voting and dispositive power with respect to 62,800 shares of Common Stock. Carr
Securities Corp. has sole voting and dispositive power with respect to 500 shares of Common Stock.

(c)
On July 11, 2003, Carucci Family Partners sold 53,000 shares of Common Stock at a purchase price of $0.995 per share pursuant to a stock purchase agreement dated
August 21, 2002 (previously filed on September 9, 2002 as Exhibit 3 to this Schedule 13D): 8,800 shares were sold to Martin Cohen, Trustee of the Cohen Profit
Sharing Plan, and 44,200 shares were sold to Bernard
Zimmerman & Co., Inc., a Connecticut corporation.

(d)
Not Applicable

(e)
On July 11, 2003, both Walter P. Carucci and Carucci
Family Partners ceased to be beneficial owners of more than five percent of the outstanding shares of Common
Stock of the Issuer.

Item
6.
Contracts, Arrangements, Understandings or Relationships with
Respect to Securities of the Issuer
Reference is made to Item 6 of Amendment No. 1 to this Schedule
13D
filed on September 9, 2002, as well as Exhibit 3 thereto, which described the contractual arrangements related to this disposition of shares of Common Stock of the Issuer.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/  Walter P. Carucci
Name: Walter P. Carucci

CARUCCI FAMILY PARTNERS
By: /s/  Walter P. Carucci
Name: Walter P. Carucci
Title:  General Partner

CARR SECURITIES CORP.
By: /s/  Walter P. Carucci
Name: Walter P. Carucci
Title:  President

Dated: July 15, 2003